UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       SENTOSA FINANCIAL INVESTMENTS, LTD.
                      -------------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                TO BE APPLIED FOR
                                 --------------
                                 (CUSIP NUMBER)


                                   WILLIAM TAY
                                  P.O. BOX 42198
                              PHILADELPHIA, PA 19101
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 12, 2007
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WILLIAM TAY

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|

--------------------------------------------------------------------------------

| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION
US

--------------------------------------------------------------------------------

| 7 | SOLE VOTING POWER

1,390,000

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| 8 | SHARED VOTING POWER

N/A

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| 9 | SOLE DISPOSITIVE POWER

1,390,000

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| 10 |

SHARED DISPOSITIVE POWER

N/A

--------------------------------------------------------------------------------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,390,000

--------------------------------------------------------------------------------

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

--------------------------------------------------------------------------------

| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

--------------------------------------------------------------------------------

| 14 |

TYPE OF REPORTING PERSON *

IN

--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Sentosa Financial Investments, Ltd. The principal executive offices of Sentosa Financial Investments, Ltd. are located at c/o William Tay, P.O. Box 42198, Philadelphia, PA 19101.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by William Tay.

Mr. Tay's business address is at P.O. Box 42198, Philadelphia, Pennsylvania 19101. Mr. Tay is the President and Director of Sentosa Financial Investments, Ltd., a Delaware corporation, and is a private investor.

(d)-(e) During the last five years, Mr. Tay: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Tay is a US citizen.

ITEM 3. Source of Amount of Funds or Other Compensation

In July 20, 2006, Sentosa Financial Investments, Ltd. (the "Company") issued Mr. Tay 1,390,000 shares of common stock in exchange for $139 in cash which paid for the Company's State incorporation fees and annual resident agent fee in Delaware.

ITEM 4. Purpose of Transaction

Mr. Tay individually acquired the securities of Sentosa Financial Investments, Ltd. for investment purposes. Depending on general market and economic conditions affecting Sentosa Financial Investments, Ltd. and other relevant factors, and at the time of the closing of an acquisition/merger, Mr. Tay may purchase additional securities of Sentosa Financial Investments, Ltd., or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Tay does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of Sentosa Financial Investments, Ltd. closing an acquisition as described in its filing on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of Sentosa Financial Investments, Ltd., or the disposition of securities of Sentosa Financial Investments, Ltd.;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of Sentosa Financial Investments, Ltd. or any of its subsidiaries;

(d) any change in the present board of directors or management of Sentosa Financial Investments, Ltd., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Sentosa Financial Investments, Ltd.;

(f) any other material changes in Sentosa Financial Investments, Ltd.'s business or corporate structure;

(g) changes in Sentosa Financial Investments, Ltd's charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Sentosa Financial Investments, Ltd. by any person;

(h) causing a class of securities of Sentosa Financial Investments, Ltd. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Sentosa Financial Investments, Ltd. becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) William Tay beneficially owns 1,390,000 shares of Common Stock, $.0001 par value, of Sentosa Financial Investments, Ltd. The shares of Common Stock beneficially owned by Mr. Tay constitute 100% of the total number of shares of common stock of Sentosa Financial Investments, Ltd. Applicable percentages are based upon 1,390,000 shares of common stock outstanding as of January 12, 2007.

(b) Mr. Tay has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Tay.

(c) Mr. Tay acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Tay.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 12, 2007



/s/ William Tay
-----------------------------
By: William Tay